FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC GROUP TO EXPAND IN POLAND

HSBC is to expand its operations in Poland, following today's decision by the Polish Commission of Banking Supervision to allow the Group to proceed with its proposed acquisition of Polski Kredyt Bank S.A. and obtain a new banking licence.

HSBC is in negotiations to buy Polski Kredyt Bank S.A. from its parent, Kredyt Bank S.A., for approximately PLN31 million (approximately US$7.8 million). The acquisition is subject to a number of terms and conditions, including the completion of due diligence and regulatory approvals. It is expected that the acquisition will be completed in the third quarter of 2003. HSBC intends to rename Polski Kredyt Bank S.A. as HSBC Bank Polska S.A. following completion.

Consumer finance operations are planned for launch in the fourth quarter of 2003 using Household's established business model. Relationships will be established with retail partners and services cross-sold to their customers. Unsecured loans, credit cards and affinity cards will then be made available to these new customers in 2004.

HSBC currently offers corporate finance advisory and stockbroking services to Polish and international companies from its Warsaw headquarters. The proposed acquisition will give the Group the ability to develop further its Corporate, Investment Banking and Markets businesses in Poland from early 2004. These will include Treasury, Corporate Banking and Payments & Cash Management services.

Lech Kurklinski, Deputy Chief Executive Designate, HSBC Bank Polska S.A., will lead the consumer finance business. David Thomas, Chief Executive of HSBC Investment Services Poland and HSBC Securities Polska, will continue in his current role, leading the development of client relationships.

Chris Ignatowicz, Chief Executive Designate HSBC Bank Polska S.A. and country manager Poland, said: "We are grateful to the Commission for supporting our expansion plans. These demonstrate HSBC's commitment to helping the development of the Polish economy as it plans to enter the European Union on 1 May 2004. The business model we have adopted will allow the combined strengths of HSBC and Household to create a powerful banking and financial services business in an important market."

Notes to editors:

HSBC Holdings plc

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 11, 2003